Honeybee Collective LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Honeybee Collective LLC
Edgewater, CO

We have reviewed the accompanying financial statements of Honeybee Collective LLC (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Honeybee Collective LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 to the financial statements, the company has operated at a loss and relied on debt to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
February 13, 2023

Honeybee Collective LLC
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 92,976	$ -
Receivables	1.g	1,150	-
Total Current Assets		94,126	-
Total Assets		94,126	-
Liabilities & Members' Equity			
Liabilities			
Noncurrent Liabilities			
Revenue sharing notes	2	232,005	-
Related party debt, noncurrent	3	71,383	71,383
Total Noncurrent Liabilities		303,388	71,383
Total Liabilities		303,388	71,383
Members' Equity			
Additional paid-in capital		5,608	-
Accumulated Deficit		(214,870)	(71,383)
Total Members' Equity		(209,262)	(71,383)
Total Liabilities & Members' Equity		$ 94,126	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Honeybee Collective LLC
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

	Note	2022	2021
Revenues		$ 6,395	$ -
Gross Profit (Loss)		6,395	-
Operating Expenses			
Salaries, payroll taxes and benefits		64,790	19,695
Supplies		45,538	32,152
Advertising and promotion		30,964	9,045
Legal and other professional fees and services		5,379	5,804
Other operating expense		3,211	775
Travel		-	3,912
Total Operating Expenses		149,882	71,383
Net Income (Loss)		$ (143,487)	$ (71,383)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Honeybee Collective LLC
Statement of Changes in Members' Equity(Unaudited)
For the years ended December 31, 2022 and 2021

	Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2021	-	-	-
Net income (loss)	$ -	$ (71,383)	$ (71,383)
Balance at December 31, 2021	-	(71,383)	(71,383)
Net income (loss)	-	(143,487)	(143,487)
Owner contributions	5,608	-	5,608
Balance at December 31, 2022	$ 5,608	$ (214,870)	$ (209,262)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Honeybee Collective LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021


	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (143,487)	$ (71,383)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(1,150)	-
Net Cash Provided by (Used in) Operating Activities	(144,637)	(71,383)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	232,005	-
Proceeds from issuance of related party debt	-	71,383
Owner contributions	5,608	-
Net Cash Provided by (Used in) Financing Activities	237,613	71,383
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	92,976	-
Cash, cash equivalents, and restricted cash at beginning of year	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ 92,976	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Honeybee Collective LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Honeybee Collective LLC (the Company) is a cannabis branding, marketing, and sales company.

The Company develops cannabis brands & products that it licenses to manufacturers in exchange for a royalty. Its signature brand, The Honeybee Collective, is currently distributed in 22 dispensaries in Colorado. The Company also brokers sales of other brands' cannabis products in exchange for a commission. The Company currently represents three clients in a brokerage capacity. The Company offers marketing services to companies in the cannabis space. The Company does not have any active marketing clients.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Honeybee Collective LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

g. Receivables

Under the terms of the Company's intellectual property licensing contract, the Company is paid a Royalty that is due 15 days after the Licensee collects payment for the sale of The Honeybee Collective branded products. The licensee collects payment for product sales on terms ranging from COD to Net 90, with an average term agreement of 27 days. As a result, the Company typically expects Royalty payments around 45 days after the sale of its branded products.

The Company is paid a commission for brokerage services that is due on the 15th day of the month after a sale is completed.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Company charges a monthly retainer for marketing services that is due on the first day of the month prior to the commencement of services.

The Company recognizes payments due as bad debt when payments are 90+ days past due.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue when it receives payment for royalties and services.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Revenue sharing notes

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $241,105 in the form of unsecured debt with a payback that is tied to a revenue share rate of 3% and a maturity date of 1/1/2027.

During 2022, the Company received draws on the amount raised totaling $232,005, net of debt issuance costs of $9,100.

Honeybee Collective LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

Debt issuance costs are recorded as a deduction of the debt liability and amortized as interest expense over the life of the revenue sharing note.

3. Related party transactions

On August 1, 2021 the Company signed a promissory note with its Director or Revenue & Partnerships and co-founder for a principal amount of $70,183. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

On January 12, 2023 the Company signed a promissory note with its Director of Community Development & Philanthropy and co-founder for a principal amount of $1,200. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through February 13, 2023 (the issuance date of the

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Honeybee Collective LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.